November 18, 2005
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form S-4 filed September 30, 2005
File No. 333-128736
Dear Ms. Long:
     On behalf of Texas Industries, Inc. (“TXI”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). In addition, we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 26, 2005 to Frederick G. Anderson. Our responses, as applicable, are based upon information provided to us by or on behalf of TXI. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Pamela A. Long
Securities and Exchange Commission
November 18, 2005

General
Comment No. 1:
Provide us with an executed supplemental letter that:
•	states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
•	includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.
     Response: TXI has attached as Annex A a supplemental letter stating that it is registering the exchange offer in reliance upon the referenced letters and making the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.
Exhibit 5.1 — Thompson & Knight Legal Opinion
Comment No. 2:
We are unsure what you mean by the clause in paragraph (a) on page 2 of the opinion that begins “and except as rights to indemnity and contribution . . .” Please either remove this clause or explain it supplementally, but note that we may have additional comments.
     Response: The opinion has been modified to delete the clause in question.
Comment No. 3:
Please delete the qualification you have included in paragraph (b) on the second page of the opinion. Counsel should opine on the enforceability of all provisions of the indenture and notes.
     Response: The opinion has been modified to make the requested deletion.
Comment No. 4:
Since counsel is also opining that the securities are duly authorized, the opinion cannot be limited to Texas law. Some of the guarantors are incorporated in Louisiana, Virginia, Delaware, and California. Please revise.
     Response: We are no longer opining as to the due authorization of the Securities (as defined in our legal opinion).
In addition please note that TXI’s consolidated financial statements are now incorporated in the Prospectus by reference to the financial statements filed in TXI’s Form 8-K filed on November 15, 2005.

Pamela A. Long
Securities and Exchange Commission
November 18, 2005

     We are providing courtesy copies of this letter and Amendment No. 1 to Brigitte Lippmann of the Staff.
     Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1374.
Very truly yours,

/s/ S. Talmadge Singer II
Courtesy Copies To:
Brigitte Lippmann
Securities and Exchange Commission

cc:	Frederick G. Anderson
Texas Industries, Inc.

Fred Miller
Ernst & Young LLP

Joe Dannenmaier
Thompson & Knight L.L.P.

ANNEX A

[LETTERHEAD OF TXI]
November 18, 2005
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form S-4 filed September 30, 2005
File No. 333-128736
Exxon Capital Holdings Corp., Morgan Stanley & Co. and Shearman &
Sterling Representation Letter
Dear Ms. Long:
     Texas Industries, Inc. (the “Company”) is registering the exchange offer pursuant to its Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:
     1. The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.
     2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

     3. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     4. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds unregistered 7 1/4% Senior Notes due 2013 (the “Outstanding Notes”) acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Securities.
     5. The Company will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
     (a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Securities.
     (b) If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Securities received in respect of the Outstanding Notes pursuant to the Exchange Offer. Such acknowledgment may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Please direct any questions or comments regarding this letter to the undersigned at (972) 647-6700.

Very truly yours,
/s/ Frederick G. Anderson
Frederick G. Anderson
Vice President and General Counsel